UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

TRANSIT MANAGEMENT HOLDING CORP.
(Exact name of Registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation)	000-53106 (Commission File No.)	26-0812035 (IRS Employer Identification No.)

3176 South Peoria Ct., Aurora, Colorado 80014
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (303) 596-0566

Approximate Date of Mailing:  May 16, 2011

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRANSIT MANAGEMENT HOLDING CORP.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Transit Management Holding Corp. (the “Company,” “we,” “us,” or “our”), a Colorado corporation, as of May 16, 2011, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a voluntary share exchange transaction (the “Exchange”) pursuant to a Share Exchange Agreement (the “Exchange Agreement”), dated May 13, 2011, among the Company and a majority stockholder of the Company on the one hand, and China Green Lighting Limited (“CGL”), a company organized under the laws of the British Virgin Islands, and the stockholders of China Green Lighting Limited (“GCL Stockholders”) on the other hand.  Pursuant to the terms of the Exchange Agreement, the Company will acquire all of the issued and outstanding capital stock of GCL in exchange for the issuance of 39,200 shares of the Company’s Series A Convertible Preferred Stock (the “Share Exchange”) to the CGL Stockholders.  As a result of the Share Exchange, it is the intent of the parties that the CGL Stockholders will own, in the aggregate, approximately 98.0% of the outstanding shares of Common Stock of the Company subsequent to a contemplated reverse split and conversion of the Series A Convertible Preferred Stock issued to the CGL Stockholders on a post-closing basis.  As a result, CGL will become a wholly owned subsidiary of the Company.  As a condition of the Exchange, there will be a change in the Company’s Board of Directors at the effective time of the Exchange.

Specifically, at the close of the Exchange, Ms. Theresa Krystofiak resigned as a member of the Company’s Board of Directors and as Secretary of the Company effective immediately, and Mr. Chris Zueger resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President and Treasurer effective immediately.  Pursuant to the Exchange Agreement, Mr. Zueger will also resign a member of the Company’s Board of Directors.  Mr. Zueger’s resignation as a director will become effective on the tenth day following the mailing by us of this Information Statement and its filing with the Securities and Exchange Commission (“SEC”).  Pursuant to the Exchange Agreement, Messrs.  Zhu Jiangtu, Liu Chuanling and Hao Dongyang have been appointed to the Board, effective as of the close of the Exchange. This Information Statement is being mailed on or about May 16, 2011 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Exchange Agreement filed as an exhibit to our Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) on May 16, 2011.

Voting Securities

There are currently issued and outstanding 22,225,200 shares of our Common Stock.  Each stockholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the satisfaction of the closing conditions set forth in the Exchange Agreement and upon the closing of the transactions contemplated by the Exchange Agreement, stockholders of GCL will receive no less than ninety eight percent (98%) of the Company’s issued and outstanding Common Stock on a post-closing as-converted basis.

Directors and Executive Officers

The following table sets forth certain information for each new director and executive officer of the Company after the forthcoming change in directors and officers.

Name	Age	Position
Zhu Jiangtu	45	Chairman of the Board, Director
Liu Chuanling (William)	50	Chief Executive Officer, Director
Hao Dongyang	34	Chief Financial Officer, Director
Liu Tianhui	35	General Manager
Zheng Zhongbing	40	Technical Director

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.  The information below with respect to our new directors and officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he or she should serve as a director and/or executive officer.

Zhu Jiangtu, Chairman of the Board, Director

Zhu Jiangtu graduated from China University of Mining and Technology in 1992.  Mr. Zhu was once a member of the Chinese People’s Political Consultative Conference in Jiangshan City and the former general manager of Zhejiang Sanyou Electronics Co., Ltd. between December 1994 and January 2007. Under the leadership of Mr. Zhu, Sanyou Electronics grew to one of the world’s largest manufacturers of energy-saving lamps.  Sanyou was acquired by NVC Lighting. Mr. Zhu has extensive experience in product integration and created various operating subsidiaries in Sanyou during his tenure.

Liu Chuanling (William), Chief Executive Officer, Director

Prior to his engagement with Joinan, from July 2010 to January 2011, Mr. Liu was a Special Assistant to the Chairman of Advanced Optronic Devices (Weifang) Co., Ltd., where his responsibilities included strategic management, investment management and administration.  From April 2005 to June 2010, Mr. Liu was a senior counsel to Jesa Investment and Management Consulting Co.,  where his responsibilities included project planning, negotiation and providing investment advice.  In addition, while employed with Jesa, Mr. Liu was actively involved in the planning and transformation of the Wuxing Economic Development Zone, in Hanzou City, PRC.  Further, from August 1998 to March 2005, Mr. Liu was assistant to the Chairman, General Manager and worked in the Strategic Management Department of Shenyang Hejin Investment Co. Ltd. (Delong Group), in Shanghai, PRC.  Mr. Liu has also previously held the following positions - General Manager (October 2002 to March 2005) of Nanjing No. 2 Machine Tool Col, Ltd. (Delong Group); Vice General Manager (January 200 to September 2002) of Suzhou Blackcat Machinery Co., Ltd. (Delong Group); and Vice General Manager and Chief Financial Officer (August 1998 to January 2000) of Shanghai Star Enterprise Co., Ltd. (Delong Group).

Mr. Liu graduated from the China University of Petroleum in 1982 with a Master of Science in Mathematics.  In 1998, Mr. Liu received a Master of Science in Industrial Management Engineering from the Beijing Institute of Technology.  He served as the Vice Dean of the School of Economic and Management of Liaoning Shihua University in the People’s Republic of China (“PRC”).

Hao Dongyang, Chief Financial Officer, Director

Mr. Hao previously served as the Financial Controller of Shanghai TV University, a position he held from July 2005 to May 2010.  Prior to his engagement with Shanghai TV University, Mr. Hao worked as an accountant with the North Industries Group - Northwest Industries Part from October 2003 to February 2005 in the PRC.  He was also a section member of the Henan Pingdingshan Administration of Industry and Commerce in the PRC from March 1999 to July 2002.

Mr. Hao holds a Ph.D. in Accounting from the Antai College of Economics & Management, Shanghai Jiao Tong University.  He obtained a Masters in Accounting from the Management School of Xi’an Jiao Tong University in 2005 and obtained a Bachelors Degree in Accounting from the Accounting Department, Henan University of Economics and Law in the PRC in 1998.

Other Key Management

Liu Tianhui, General Manager

Liu Tianhui graduated from Nanchang University with a major in electronics application in 1998. Mr. Liu has extensive experience in a management capacity of an electronics production facilities, including service as a Manager in the electronic manufacturing department of Qingdao Auya Electronic Co., Ltd. from 2000 to 2003, service as a Vice Manager of Shanghai Zhejia Electronic Co., Ltd. from 2004 to 2006, and service as a General Manager of Zhejing Joinan Lighting Co., Ltd. since 2007.

Zheng Zhongbing, Technical Director

Mr. Zheng Zhongbing graduated from Fudan University with a major in electrical lighting source in 1993.  He has extensive experience in the development and management of technology in the lighting industry.  He served as technical manager in Shanghai Ganhui Energy-saving Lighting Factory from June 1993 to June 1997, technical manager at  Shanghai Viva Home Improvement Co., Ltd. from July 1997 to April 2002, Vice Manager of Shanghai Viva Green Lighting Co., Ltd. from May 2002 to July 2006, General Manager of Shanghai Fengcuiming Lighting Co., Ltd. from August 2006 to December 2009, and Technical Director at Zhejiang Joinan Lighting Co., Ltd. since July 2010.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws and the provisions of the Colorado Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Colorado Revised Statutes.

The Company’s new executive officers and key management will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Colorado Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  During our fiscal year ended November 30, 2010 and the previous fiscal year, there were no transactions with related parties other than as noted below.  To our knowledge, the proposed directors and executive officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

We currently occupy approximately 500 square feet of office space which we rent from Mr. Zueger, our Chief Executive Officer and largest shareholder on a month-to-month basis, currently without charge.

We have recorded a property management contract of $533 per week plus related expenses for the period ended December 31, 2010 under a verbal, month-to-month property management contract. Revenues for 2010 ($5,397) and for 2009 ($32,830) were earned under this contract. All of our accounts payable are due from this company, which are $-0- and $6,610, respectively.

We recorded a management fee expense to Mr. Zueger of $500 per week for January, 2008. Commencing February, 2008, the management fee expense was $2,500 per month under a verbal month-to-month agreement. At November 30, 2010 and 2009, we owed Mr. Zueger $12,500 and $18,401, respectively.

At November 30, 2010 and 2009, we owed Mr. Zueger $52,500 and $33,000, respectively, under demand notes payable, secured by all our assets, bearing interest at 8% per annum. The remaining $34,500 is due on demand, unsecured, non-interest bearing, and convertible anytime at the holders’ discretion into common stock at $.001 per share (15,000,000 shares). The $15,000 note was a discounted note, with the Company receiving $7,500 worth of services and recording interest expense of $7,500. The interest payable under the notes at November 30, 2010 and 2009 was $6,547 and $3,163, respectively, with interest expense in 2010 and 2009 of $12,134 and $8,940.

In addition, immediately prior to the closing of the Exchange Agreement, our Board of Directors approved the transfer of our shares of capital stock of Transit Management, Inc., a Colorado corporation and wholly-owned subsidiary of the Company, to the shareholders of the Company as of the record date of May 9, 2011 (the “Spin-Off”).  Mr. Zueger and Ms. Krystofiak, officers and directors of the Company at the time of the Spin-Off, were also shareholders of our common stock on the May 9, 2011 record date.  The shares of Transit Management, Inc. transferred in connection with the Spin-Off (“Spin-Off Shares”) to the shareholders of TRMH on a pro-rata basis will be held in trust pursuant to a Trust Agreement pending the effectiveness of a registration statement covering the Spin-Off Shares.  A copy of the Trust Agreement, executed by Mr. Zueger on behalf of the Company and Ms. Krystofiak as trustee, is attached as Exhibit 10.11 to our Current Report on Form 8-K filed with the SEC on May 16, 2011.

On May 13, 2011, we entered into the Exchange Agreement.  Upon the effectiveness of the Exchange Transaction, the CGL Stockholders received 39,200 shares of our Series A Convertible Preferred Stock in exchange for 100% of the issued and outstanding stock of CGL representing approximately 98% of our issued and outstanding shares of Common Stock on an as-converted basis following a proposed reverse split of our Common Stock as contemplated in the Exchange Agreement.  Mr. Zhu Jiangtu, the incoming Chairman of the Board of Directors was a shareholder of CGL.  Accordingly, Mr. Zhu will be issued certain shares of our Preferred Stock in connection with the Exchange Agreement.

Other than the Exchange and the transactions involving Mr. Zueger and Ms. Krystofiak noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest.  There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

Although we have not adopted a Code of Ethics, we rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family.  Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.  These policies and procedures are not evidenced in writing.

Director Independence

During the fiscal year ended November 30, 2010, we did not have any independent directors on our Board of Directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

To the best of our knowledge, no director, executive officer, significant employee or control person of the Company, or any incoming officer or director has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Committees of the Board

Our Board of Directors held no formal meetings during the fiscal year ended November 30, 2010.  All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Colorado Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions.  Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  We do not have an audit, nominating or compensation committee charter as we do not currently have such committees.  We do not have a policy for electing members to the Board.  Neither our current nor proposed directors are independent directors as defined in the NASD listing standards.

After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act - except that Mr. Zueger and Ms. Krystofiak each filed a late report on Form 3 relating to their respective appointments as officers and directors of the Company and shareholders of our Common Stock.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, such stockholder must do so in accordance with the provisions of the Company’s Bylaws.

Board Leadership Structure and Role on Risk Oversight

Mr. Zueger served as the Company’s Chief Executive Officer, Chief Financial Officer, President, and a Director, and Ms. Krystofiak served as Secretary and a Director.  We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources.  In accordance with the Exchange, Mr. Liu Chuanling will serve as our Chief Executive Officer and a Director, Mr. Zhu Jiangtu will serve as Chairman of the Board of Directors, and Mr. Hao Dongyang will serve as Chief Financial Officer and a Director.  The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Subsequent to the closing of the Exchange Transaction, it is anticipated that the Board of  Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

We recorded a management fee expense to Mr. Zueger of $500 per week for January, 2008. Commencing February, 2008, the management fee expense was $2,500 per month under a verbal month-to-month agreement. At November 30, 2010 and 2009, we owed Mr. Zueger $12,500 and $18,401, respectively.

At November 30, 2010 and 2009, we owed Mr. Zueger $52,500 and $33,000, respectively, under demand notes payable, secured by all our assets, bearing interest at 8% per annum. The remaining $34,500 is due on demand, unsecured, non-interest bearing, and convertible anytime at the holders’ discretion into Common Stock at $.001 per share (15,000,000 shares). The $15,000 note was a discounted note, with the Company receiving $7,500 worth of services and recording interest expense of $7,500. The interest payable under the notes at November 30, 2010 and 2009 was $6,547 and $3,163, respectively, with interest expense in 2010 and 2009 of $12,134 and $8,940.

Otherwise, Mr. Zueger and Ms. Krystofiak did not receive any compensation for their services rendered to us, nor have they received such compensation in the past.

Security Ownership of Principal Stockholders, Directors, and Officers

The following sets forth the number of shares of our $.0.001 par value Common Stock beneficially owned by (i) each person who, as of May 7, 2011, was known by us to own beneficially more than five percent (5%) of our Common Stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 22,225,200 shares of Common Stock were issued and outstanding as of May 7, 2011.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address	Amount and Nature of	Percent of
of Beneficial Owner	Beneficial Ownership(1)	Class(2)

Chris Zueger	21,000,000	94.5%
3176 South Peoria Ct.
Aurora, Colorado 80014

Theresa Krystofiak	25,000	0.001%
3176 South Peoria Ct.
Aurora, Colorado 80014

All Officers and Directors as a Group	21,025,000	94.5%
(two persons)
_________________
(1)           Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)
Under Rule 13d-3 of the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.  None of our officers or directors has options, warrants, rights, or conversion privileges outstanding.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 3176 South Peoria Ct., Aurora, Colorado 80014.

Transit Management Holding Corp.
By Order of the Board of Directors

/s/ Liu Chuanling
Liu Chuanling
Chief Executive Officer